

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Via E-mail
Mark Garrett
Executive VP and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

  Re: Adobe Systems Incorporated
     Form 10-K for the Fiscal Year Ended December 3, 2010
     Filed January 27, 2011
     File No. 000-15175

Dear Mr. Garrett:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kathleen Collins

            Kathleen Collins
            Accounting Branch Chief